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April 28, 2022

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisition
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quotient Technology Inc. (“Quotient” or the “Company”)
Preliminary Proxy Statement on Schedule 14A dated April 13, 2022 (the “Proxy Statement”)
Filed by Glenn W. Welling, Engaged Capital Flagship Master Fund, LP et. al

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 22, 2022 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Engaged Capital Flagship Master Fund, LP and the other participants in its solicitation (collectively, “Engaged Capital”) and provide the following responses on Engaged Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A dated April 13, 2022

General

1.	Please advise us when Engaged Capital anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Engaged Capital will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Engaged Capital acknowledges the Staff’s comment and advises the Staff that it currently anticipates distributing its definitive proxy statement before the Company distributes its definitive proxy statement. Engaged Capital understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and undertakes to subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 28, 2022

2.	The proxy statement indicates that the Company’s address for delivery of stockholder proposals for inclusion in the Company’s proxy statement for its 2023 annual meeting of stockholders is Mountain View, California. It is our understanding that the correct address is Quotient Technology Inc., Attention: Investor Relations, 1260 East Stringham Avenue, Suite 600, Salt Lake City, Utah 84106. Please advise or revise.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to reflect the Company’s current address in Salt Lake City, Utah. Please see page 32 of the Proxy Statement.

3.	Please provide support for the following statements:
•	“[W]e believe the Company’s recent appointment of Eric Higgs to the Board . . . is another ‘change’ intended to maintain the status quo. Mr. Higgs worked under Mr. McDonald for years at P&G. Given his pre-existing ties to an influential incumbent director, and now Chairperson, we question whether Mr. Higgs was added to the Board to help create value or to further buttress the incumbents in the boardroom.” Provide support for the implication that these two individuals knew each other given that Mr. McDonald was CEO of P&G. It is our understanding that Mr. McDonald did not recall Mr. Higgs when he was recommended to the Board and his appointment was being considered. Please advise or revise.

Engaged Capital acknowledges the Staff’s comment and respectfully advises the Staff of the following information on a supplemental basis. According to their respective publicly available biographies, Messrs. McDonald and Higgs overlapped together at P&G for 18 years. Mr. McDonald joined P&G in 1980 and held numerous positions with the company, including being named as Vice Chairman, Global Operations in 2004; Chief Operating Officer in 2007; President and Chief Executive Officer in 2009; and Chairman of the Board in 2010 (holding the Chairman and Chief Executive Officer roles until 2013). Mr. Higgs was at P&G from 1994 to 2012, where he lead marketing efforts and product launches for a number of business lines and had P&L leadership of the Bounty Brand in North America, representing the second largest sales and profit business in P&G.

Furthermore, Mr. McDonald served on the Board of Visitors of Duke University’s Fuqua School of Business from 2005 – 2012 (including as Chair from 2011 – 2012), where Mr. Higgs received his MBA. The Company’s own advisors informed Mr. Welling that Messrs. McDonald and Higgs have crossed paths at Duke University events.

Engaged Capital has revised the disclosure in the Proxy Statement to read as follows:

Additionally, we believe the Company’s recent appointment of Eric Higgs to the Board (in a class not up for election until the 2024 Annual Meeting, no less) is another “change” intended to maintain the status quo. Messrs. Higgs and McDonald overlapped together at P&G for 18 years and have ties to Duke University’s Fuqua School of Business, where Mr. McDonald served on the Board of Visitors from 2005 – 2012 (including as Chair from 2011 – 2012) and Mr. Higgs received his MBA. Given his pre-existing connections to an influential incumbent director, and now Chairperson, we question whether Mr. Higgs was added to the Board to help create value or to further buttress the incumbents in the boardroom.

April 28, 2022

Please see page 19 of the Proxy Statement.

•	“Based on direct conversations with industry participants, we believe past approaches by potential buyers have been spurned by Mr. Boal without any disclosure to the full Board.” It is our understanding that Mr. Boal has not spurned any potential buyer. Please advise or revise.

Engaged Capital acknowledges the Staff’s comment and respectfully advises the Staff that Engaged Capital has spoken with multiple credible sources that explicitly informed Engaged Capital that Mr. Boal has, on numerous occasions, been approached by potential acquirers and their representatives, both formally and informally, regarding a potential transaction. Engaged Capital is aware that Mr. Boal has received at least one written letter from a potential buyer as well as many telephone approaches from others; yet, we understand Mr. Boal failed to engage with such parties regarding their interest in acquiring Quotient. Engaged Capital believes that the foregoing, coupled with additional details that it is not at liberty to disclose so as not to reveal its sources, indicates that Mr. Boal has spurned past approaches by potential buyers.

Notwithstanding the foregoing, Engaged Capital has revised the Proxy Statement to replace “spurned” with “rebuffed.” Please see page 19 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc	Glenn W. Welling, Engaged Capital, LLC Steve Wolosky, Olshan Frome Wolosky LLP